COMPANY LETTERHEAD

David Nikzad

President

Ei.Ventures, Inc.

March 18, 2021

United States Securities and Exchange Commission 100 F St NE Division of Corporate Finance Office of Life Sciences Washington, DC 20549
Re:	Ei.Ventures, Inc.

Draft Offering Statement on Form 1-A

CIK No.: 0001823182

To Whom it May Concern:

On behalf of Ei.Ventures, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Monday, March 22, 2021, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions related to this Request for Qualification, please contact Travis Wilson at 801.656.2293 or Travis.Wilson@huschblackwell.com. or please contact me at david@orthogonalthinker.com.

Sincerely,

/s/ David Nikzad

David Nikzad

Cc:	Nate Sumbot
Travis Marc Wilson